September 20, 2007

Mail Stop 3561

Robert Luiten, President
Zenergy International Inc.
415 E. North Water
Suite 1301
Chicago, IL 60611

RE: **Zenergy International Inc.**
Amendment No. 3 to the Offering Statement on Form 1-A
Filed August 22, 2007
File No. 24-10165

Dear Mr. Luiten**:**

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your amended document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Notification

Item 5. Unregistered Securities Issued or Sold with One Year

1.   Please revise this item to report the sales of convertible notes, disclose the exemption from registration relied upon for those sales and describe the facts supporting the availability of the exemption. In this regard, the offer and sale of convertible notes also constitutes the offering of the underlying securities, in this case common stock. As the Form 1-A commenced the public offering of common stock of the issuer, please explain in this item the impact of the public Regulation A offering on the availability of the exemption from registration for the offering and sale of the convertible notes. Please revise the offering circular, if appropriate. In this regard, if the availability of an exemption from registration is uncertain, please disclose and quantify the potential amount subject to rescission in your offering circular.

Offering Circular

General

2.   We have been advised that Mr. Leonard Maniscalco, the company's Chief Financial Officer, is leaving the company at the end of this month.   Please revise the disclosure throughout the document to reflect this change, including adding disclosure

where applicable, to address how this will affect the company and this offering. If someone has been selected to fill this position, please name this individual and provide the appropriate disclosure. An employment agreement, if applicable, should be filed as an exhibit to the Form 1-A. Please revise the signature page as appropriate.

Risk Factors, page 3

3.   Please add a risk factor that discloses the significant additional financing required to construct any processing plant or refinery, quantify the anticipated amount, disclose the absence of any funding for such construction and disclose the uncertainty whether Zenergy will be able to engage in that activity. Please disclose the material risk to investors in that case. Also, in the first paragraph under "Manufacture Ethanol and Bio-diesel" please quantify the anticipated additional financing required for this activity.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Janice McGuirk at (202) 551-3395 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Stephen J. Czarnik, Esq.
      via fax: (212) 937-3870